Exhibit 99.(e).8

FORM OF DISTRIBUTION AGREEEMENT AMENDMENT

JOHN HANCOCK INVESTMENT TRUST

601 Congress Street

Boston, MA 02210

John Hancock Funds, LLC

601 Congress Street

Boston, MA 02199

Ladies and Gentlemen:

Pursuant to Section 14 of the Distribution Agreement dated as of December 22, 1994, as amended (the “Distribution Agreement”), between John Hancock Investment Trust (the “Trust”) and John Hancock Funds, LLC, please be advised that the Trust has established a new series of its shares, namely, John Hancock Global Thematic Opportunities Fund (the “Fund”), and please be further advised that the Trust desires to retain John Hancock Funds, LLC to serve as distributor and principal underwriter under the Distribution Agreement for the Fund.

Please indicate your acceptance of this responsibility by signing this letter as indicated below.

JOHN HANCOCK FUNDS, LLC	JOHN HANCOCK INVESTMENT TRUST

By:
	Jeffrey H. Long	Andrew G. Arnott
	Chief Financial Officer	President

Dated:  as of December         , 2018